UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of June 2025

Commission File Number: 001-36625

CyberArk Software Ltd.
(Translation of registrant’s name into English)

CyberArk Software Ltd.
9 Hapsagot St.
Park Ofer B, POB 3143
Petach-Tikva, 4951041 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On May 20, 2025, CyberArk Software Ltd. (the “Company”) furnished a Report on Form 6-K (the “Initial 6-K”) in connection with its 2025 annual general meeting of shareholders, which will be held at 4:00 p.m. (Israel time) on June 24, 2025, at the Company’s offices at 9 Hapsagot St., Park Ofer B, Petach-Tikva, Israel.

Proposal 4 in the proxy statement attached as Exhibit 99.1 to the Initial 6-K (the “Proxy Statement”) requests that the Company’s shareholders approve the CyberArk Software Ltd. 2025 Compensation Policy (the “Amended Policy”), attached as Appendix C to the Proxy Statement. This Report on Form 6-K revises and clarifies the Amended Policy by adding the underlined text shown below to clarify that benefits pursuant to Section 6.2 (“Retirement and Termination of Engagement”) and Section 6.3 (“Non-Solicitation and/or Non-Compete Arrangements”) of the Amended Policy shall not exceed 24 months’ salary, in the aggregate:

6.2.          Retirement and Termination of Engagement.

6.2.1.          Advance notice of termination, not exceeding the higher of the period required by Applicable Law or 12 months.

6.2.2.          Garden leave period prior to, or adjustment period following, termination, not exceeding 12 months in the aggregate.

6.2.3.          Termination and severance payments, not exceeding 12 months’ salary (in addition to any mandatory severance payments under Applicable Law).

6.2.4.       The Terms of Office of an Executive pursuant to subsections 6.2.1-6.2.3 above and subsection 6.3.1 below, in the aggregate, shall not exceed 24 months’ salary (in addition to any mandatory payment or period under Applicable Law).

This Form 6-K is incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-200367, 333-202850, 333-216755, 333-223729, 333-230269, 333-236909, 333-254152, 333-254154, 333-263436, 333-270222, 333-270223, 333-277932, 333-280349, 333-285753 and 333-285751).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBERARK SOFTWARE LTD.

Date: June 11, 2025	By:	/s/ Meital Koren
Name: Meital Koren
Title: VP Legal, Corporate Secretary